

December 8, 2010

David Loflin
President and Director
Louisiana Food Company
917 Third Street
Norco, LA 70079

> **Re:** **Louisiana Food Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 18, 2010**
> **File No. 333-169924**

Dear Mr. Loflin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Please provide updated disclosure with each amendment. In particular, we note your expectation to have fulfilled your first orders of packaged dry products and sauce products, and your commitment to deliver your specialty food products to your Charter Independent Distributor in the first week of December 2010. Please revise to address your efforts and outcome.

General

2. We note that Mr. David Loflin will not be registering as a broker or dealer pursuant to the safe harbor in Rule 3a4-1 of the Exchange Act. Please provide the basis for your conclusion that Mr. Loflin qualifies for the safe harbor provided by Rule 3a4-1. In particular, address the implication of Rule 3a4-1(a)(4)(ii) in selling shares in both the direct public offering and the selling shareholder offering if one is completed before the other given the restriction in the safe harbor from participating in selling an offering of

securities for any issuer more than once every 12 months. Tell us, for example, whether you intend to conduct the direct public offering and the selling shareholder offering concurrently or whether you intend to conduct the selling shareholder offering only after the direct public offering has closed.

3.   In addition, address how Mr. Loflin qualifies under Rule 3a4-1(a)(2) since he will receive transaction-based compensation of $.07 per share for his participation in the resale offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Eric Newlan
        (877) 796-3934